Exhibit 99.1

                            [LETTERHEAD OF KPMG LLP]

                              ACCOUNTANTS' CONSENT

The Board of Directors
Bennett Environmental Inc.

We consent to the use of our report, dated January 23, 2003, included in this annual report on Form 40-F.


KPMG LLP (signed)

KPMG LLP
Chartered Accountants
Vancouver, Canada

January 23, 2003